# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ProPetro Holding Corp., CIK 0001680247
CUSIP: 74347M108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: One Marienfeld Place, 110 N. Marienfeld Street, Suite 300, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 05/18/2026
Filed by CIK 0000034088
Persons authorized to receive notices and communications: James R. Chapman, Exxon Mobil Corporation, 22777 Springwoods Village Parkway, Spring, Texas (TX), 77389, 972-940-6000; Ferrell M. Keel, Jones Day, 2727 North Harwood Street, Dallas, Texas (TX), 75201, 214-220-3939

## Reporting persons
- Exxon Mobil Corporation (CIK 0000034088): type of reporting person: corporation (CO); citizenship or place of organization: New Jersey (NJ); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Pioneer Natural Resources Company (CIK 0001038357): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 1: Pioneer Natural Resources Company, a Delaware corporation ("Pioneer"), is a direct wholly owned subsidiary of Exxon Mobil Corporation ("Exxon Mobil").
- Pioneer Natural Resources USA, Inc. (CIK 0000846920): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 1: Pioneer Natural Resources USA, Inc., a Delaware corporation ("Pioneer USA"), is a direct wholly owned subsidiary of Pioneer.
- Pioneer Natural Resources Pumping Services LLC (CIK 0001763628): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Row 1: Pioneer Natural Resources Pumping Services LLC, a Delaware limited liability company ("Pioneer Pumping Services" and, together with Exxon Mobil, Pioneer and Pioneer USA, the "Reporting Persons"), is a direct wholly owned subsidiary of Pioneer USA.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: ProPetro Holding Corp.
Address of issuer's principal executive offices: One Marienfeld Place, 110 N. Marienfeld Street, Suite 300, Midland, Texas (TX), 79701
Comment: Explanatory Note: This Amendment No. 2 ("Amendment No. 2") is being filed by Exxon Mobil Corporation ("Exxon Mobil"), Pioneer Natural Resources Company ("Pioneer"), Pioneer Natural Resources USA, Inc. ("Pioneer USA") and Pioneer Natural Resources Pumping Services LLC ("Pioneer Pumping Services" and, together with Exxon Mobil, Pioneer and Pioneer USA, the "Reporting Persons"), and amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on January 7, 2019, as amended by Amendment No. 1 filed on May 3, 2024 (as so amended prior to the date hereof, the "Original Schedule 13D" and, as amended by this Amendment No. 2, the "Schedule 13D"), by Pioneer, Pioneer USA and Pioneer Pumping Services relating to shares of common stock, par value $0.001 per share ("Common Stock"), of ProPetro Holding Corp., a Delaware corporation (the "Issuer"). Information reported in the Original Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Item 2 is hereby amended and supplemented to include the updated Annex A hereto, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented to include the following:

On May 20, 2026, the Reporting Persons monetized their investment via a sale of 16,600,000 shares of Common Stock of the Issuer in a block trade pursuant to Rule 144 of the Securities Act of 1933, at a price of $16.66 per share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Schedule 13D are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 of this Amendment No. 2, which information is incorporated by reference into this Item 5(c), the Reporting Persons have not effected any transactions of the Common Stock during the 60 days preceding the date of this report.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On May 20, 2026, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented to include the following:
99.6 Annex A

## Signatures
- Exxon Mobil Corporation: /s/ James R. Chapman, James R. Chapman, Vice President, Treasurer and Investor Relations (05/20/2026)
- Pioneer Natural Resources Company: /s/ Daniel A. Bates, Daniel A. Bates, Executive Vice President (05/20/2026)
- Pioneer Natural Resources USA, Inc.: /s/ Daniel A. Bates, Daniel A. Bates, Executive Vice President (05/20/2026)
- Pioneer Natural Resources Pumping Services LLC: /s/ Daniel A. Bates, Daniel A. Bates, Executive Vice President (05/20/2026)